Exhibit 21.1

Subsidiaries of Registrant*

Name of Subsidiary	Jurisdiction
Catalyst Sub Inc.	Delaware
Catalyst Sub 2 LLC	Delaware

*	All subsidiaries are wholly owned by the Registrant